Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated October 22, 2015
Relating to Preliminary Prospectus Dated October 22, 2015
Registration Statement No. 333-205515

Oasmia Pharmaceutical AB

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated October 22, 2015 (the “Preliminary Prospectus”) included in the registration statement on Form F-1 (File No. 333-205515), as amended, relating to these securities and filed with the Securities and Exchange Commission (“SEC”). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1607245/000114420415060403/v422635_f1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

Issuer:	Oasmia Pharmaceutical AB (NASDAQ: OASM).

Aggregate Initial Offering Size:	$9,500,076, or $10,925,087 if the over-allotment option is exercised in full.

Firm Securities:

2,339,200 American Depositary Shares (“ADSs”), each representing three Ordinary Shares.

1,169,600 warrants to purchase 1,169,600 ADSs (“warrants”). Warrants are exercisable immediately and expire 10 years from the date of issuance.

Initial Per Share Exercise Price of Warrants:	$4.06

Over-Allotment Option:	Up to 350,880 ADSs and/or 175,440 warrants for up to 45 days beginning on the date hereof.

Discount and Commissions	8.0%. Discounts and commissions are $760,006, excluding the over-allotment option, and $874,007 if the over-allotment option is exercised in full.

Public Offering Price:	$4.06 per ADS. $0.0025 per warrant.

Gross Offering Proceeds:	$9,500,076 (or $10,925,087 if the over-allotment option is exercised in full).

Lock-Up Provisions:	We have entered into an agreement with the underwriters, subject to certain exceptions, not to sell or dispose of any of the Ordinary Shares, the ADSs, the warrants or securities convertible into or exchangeable or exercisable for any of these securities until 180 days after the date of this prospectus. Our directors, officers, and large institutional investors have agreed to similar lock-up restrictions for a period of 180 days. Additional details are set forth in the “Underwriting” section of the Preliminary Prospectus.

Use of Proceeds:	We intend to use the net proceeds of this offering to fund (1) new clinical trials and other regulatory requirements of multiple product candidates; (2) production development, including validation batches, and (3) other general corporate purposes, including employees, rent, and costs and expenses of being a U.S. public company. See “Use of Proceeds” in the Preliminary Prospectus for a description of the intended use of proceeds from this offering.

Agent for U.S. Service of Process:	CT Corporation System

Depositary and Warrant Agent:	The Bank of New York Mellon

Custodian:	SEB Merchant Banking

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1607245/000114420415060403/v422635_f1a.htm.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Rodman & Renshaw, a unit of H.C. Wainwright & Co., 430 Park Avenue, 4th Floor, New York, NY 10022, email: placements@hcwco.com or Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com.